Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
Tel (852) 2843 8288 Fax (852) 2845 9005

Group Secretariat

By Airmail

5th February 2003

03003958

03 FEB 24 AM 7:21

SUPPL

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

I enclose for your information a notification dated 5th February 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

dlw 3/3

Full Text Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Notice of Results
Released	09:07 5 Feb 2003
Number	0744H

JARDINE MATHESON HOLDINGS LIMITED
2002 Final Results Announcement Date

Please be advised that the meeting date at which the final results and dividend for the year ended 31st December 2002 of the above Company will be considered is Wednesday, 26th February 2003.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

5th February 2003

www.jardines.com

END